United States securities and exchange commission logo





                              December 21, 2023

       Anna Paglia
       Chief Executive Officer
       Invesco Galaxy Bitcoin ETF
       c/o Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco Galaxy
Bitcoin ETF
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 13,
2023
                                                            File No. 333-255175

       Dear Anna Paglia:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 3, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. Please explain why you state that the Trust "expects" that creation and redemption transactions initially
will take place in cash. To the extent that creation and redemption transactions will take
place in cash, please revise accordingly. In addition, to the extent that creation and
redemption transactions will not take place in-kind when you launch the product, please revise
throughout the prospectus to focus the disclosure on the mechanics of cash creations and
redemptions and remove the detailed disclosure about in-kind creations and
redemptions. Please also disclose that the timing of the regulatory approval of an in-kind creation
model is unknown and and there is no guarantee that the exchange will receive such
approval.
 Anna Paglia
FirstName LastNameAnna
Invesco Galaxy Bitcoin ETFPaglia
Comapany21,
December  NameInvesco
              2023      Galaxy Bitcoin ETF
December
Page 2    21, 2023 Page 2
FirstName LastName
Prospectus Summary, page 1

2.       Please revise your Prospectus Summary to disclose, if true, that:
             The Trust, the Sponsor and the service providers will not loan or
pledge the Trust   s
             assets, nor will the Trust   s assets serve as collateral for any
loan or similar
             arrangement; and
             The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.
3. We note your response to prior comment 44 and re-issue in part. Please disclose in the prospectus summary section the extent to which Shareholders do not have voting rights.
Overview of the Trust, page 1

4. We note that the Trust expects that creation and redemption transactions initially will take place in cash, but in the future, the Trust may permit or require creation and redemption transactions to take place in kind. Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-
         effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
The Trust's Service Providers
The Bitcoin Custodian, page 5

5.       Please revise to balance your disclosure regarding the    extensive
regulation    to which the
         Bitcoin Custodian is subject.
Risk Factors, page 16

6. To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin Custodian and Prime Broker acting in the same capacity for several competing products.
Cybersecurity Risk Related to Bitcoin
If the Bitcoin Custody Agreement is terminated, page 23

7. Please expand this risk factor to address the risks associated with having to replace the
         Prime Broker due to insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the Prime
Broker.
Risks Related to the Trust and the Shares
The development and commercialization of the Trust, page 42

8.       We note your statement here that    [i]f the Trust fails to achieve
sufficient scale due to
         competition, the Sponsor may have difficulty raising sufficient revenue to cover the costs
         associated with launching and maintaining the Trust.    Please revise
to quantify or
 Anna Paglia
FirstName LastNameAnna
Invesco Galaxy Bitcoin ETFPaglia
Comapany21,
December  NameInvesco
              2023      Galaxy Bitcoin ETF
December
Page 3    21, 2023 Page 3
FirstName LastName
         otherwise describe what    sufficient scale    means.
Shareholders that are not Authorized Participants, page 46

9. Please revise to discuss the risks that you may not be able to implement in-kind creation and redemption transactions in the future. Please also include separate risk factor disclosure to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.
Bitcoin and the Bitcoin Market
The Bitcoin Market
Forks and Air Drops, page 57

10. We note your response to prior comment 13 and re-issue in part. Please revise your disclosure to indicate how you will inform investors of any changes to
the Trust   s policy
         with respect to forks and airdrops. Please also clarify what you mean by the statement that the Trust will generally accept any new digital asset if the Bitcoin Custodian is able to hold such assets. In particular, please clarify whether the Trust will hold assets other than bitcoin and cash, and if so, how that is consistent with the investment objective of the
         Trust and your exchange listing standard.
Calculation of NAV, page 67

11. We continue to evaluate your response to prior comment 25 and may have further comment.
The Trust's Service Providers, page 73

12. Please provide a separately captioned section to describe and identify the Prime Broker, including without limitation any affiliation and relationship with the other transaction parties, the material provisions of any material agreement between any transaction party
         and the Prime Broker, the Prime Broker   s experience and operating
history, the Prime
         Broker   s policies and procedures with respect to any assets held by it on behalf of the
         Trust, how the Prime Broker will be compensated, who will be responsible for any fees associated with services provided by the Prime Broker, and any potential or existing conflicts of interest involving the Prime Broker. Please also describe the amount of bitcoin that could be held by the Prime Broker at any time and disclose whether or not there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Broker.
Custody of the Trust's Bitcoin, page 76

13.      Please reconcile your statement here that    the Bitcoin Custodian
will generally keep a
         substantial portion of the Trust   s bitcoin in cold storage on an
ongoing basis (emphasis
         added),    with your response to prior comment 34 and statement on
page 6 that    [a]ll of
 Anna Paglia
FirstName LastNameAnna
Invesco Galaxy Bitcoin ETFPaglia
Comapany21,
December  NameInvesco
              2023      Galaxy Bitcoin ETF
December
Page 4    21, 2023 Page 4
FirstName LastName
         the Trust   s bitcoin will be held in cold storage unless it is being
processed in connection
         with creation or redemption transactions or is being sold (emphasis added).
14. We note your response to prior comment 38 and re-issue in part. Please revise to disclose any risks or conflicts of interest that may exist in connection with how Coinbase or the
         Execution Agent arranges for the sale of the Trust   s bitcoin.
Insurance of the Bitcoin Custodian, page 78

15. We note your response to prior comment 37 and re-issue. Please revise your disclosure to state, if true, that the Bitcoin Custodian limits the size of each storage address to $100 million from an operational perspective.
Creation and Redemption of Shares, page 83

16. We note your disclosure that when purchasing Creation Baskets, Authorized Participants will deliver cash to Market Makers or their agents, who will deliver the requisite amount
         of bitcoin to the Trust   s account with the Bitcoin Custodian in
exchange for Creation
         Baskets. We also note that you define Market Makers as Authorized Participants or designated third parties, which may be affiliates of Authorized Participants, that will
         deliver bitcoin related to the Authorized Participant   s purchase
order. Please clarify
         whether the Authorized Participant or the Trust is the party who identifies and directs the
         Market Maker to deliver the bitcoin to the Bitcoin Custodian.
17. Please disclose who will be responsible for the on-chain transaction fees for creation and redemption transactions and any transactions with the Prime Broker. Cash Creation Procedures, page 86

18. We note that the Sponsor causes to be published each night the amount of bitcoin that will be acquired in exchange for each Purchase Order, from which can be computed the estimated amount of cash required to create each cash Creation Unit, prior to accounting for any additional cash required to acquire the requisite amount of bitcoin if the price paid by the trust is in excess of the Benchmark on each Purchase Order Date. We also note disclosures throughout the Prospectus that the Administrator will calculate the amount of cash needed to purchase the amount of bitcoin represented by each Creation Basket being created. Please revise to clarify how the amount of cash required will be calculated, including how the Administrator determines the market price of bitcoin.
19. The disclosure in the last paragraph in bold on page 87 includes defined terms and a description of cash creation transactions that differs from the disclosure elsewhere in the prospectus. Please revise for consistency.
Use of Proceeds, page 91

20.      Please revise the inconsistencies in your statement    [t]he Cash
Custodian then initiates the
         transfer of bitcoin to the counterparty in exchange for cash which is deposited directly
 Anna Paglia
Invesco Galaxy Bitcoin ETF
December 21, 2023
Page 5
      with the Bitcoin Custodian (emphasis added).
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.



                                                         Sincerely,
FirstName LastNameAnna Paglia
                                                         Division of
Corporation Finance
Comapany NameInvesco Galaxy Bitcoin ETF
                                                         Office of Crypto
Assets
December 21, 2023 Page 5
cc:       Paulita Pike
FirstName LastName